                            HOTCHKIS AND WILEY FUNDS

          PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT COMPANY ACT

     The funds (individually a "Fund" and, collectively, the "Funds") of the Hotchkis and Wiley Funds may offer Class A Shares, Class B Shares, Class C Shares, Class R Shares and Class I Shares as follows:

DISTRIBUTION AND ACCOUNT MAINTENANCE FEES

     Class A Shares, Class B Shares, Class C Shares and Class R Shares bear the expenses of the ongoing account maintenance and distribution fees applicable to the particular Class. Specific shareholders within a Class may be subject to initial or contingent deferred sales charges as set forth in each Fund's current prospectus and statement of additional information (together, the "prospectus").

VOTING RIGHTS

     Each Class has exclusive voting rights on any matter submitted to shareholders that relates solely to its account maintenance fees or ongoing distribution fees, as may be applicable. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

DIVIDENDS

     Dividends paid on each Class will be calculated in the same manner at the same time and will differ only to the extent that any account maintenance fee and any distribution fee relates to a particular Class.

CONVERSION FEATURES

     Holders of Class B Shares will have such conversion features to Class A Shares set forth in the Fund's current prospectus.

EXCHANGE PRIVILEGES

     Holders of Class A Shares, Class B Shares, Class C Shares, Class R Shares and Class I Shares shall have such exchange privileges as set forth in each Fund's current prospectus. Exchange privileges may vary among Classes and among holders of a Class.

OTHER RIGHTS AND OBLIGATIONS

     Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as each other Class.


Adopted September 11, 2001.
Amended July 30, 2003.